THE MERGER FUND VL
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

April 15, 2010

VIA EDGAR

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund VL
File No. 811-21279; S000005160

Dear Mr. Kosoff:

On behalf of The Merger Fund VL (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on April 5, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s Form N-1A filed on February 19, 2010.  The Fund’s responses to the Staff’s comments are set forth below.

Prospectus - Fund Summary

Staff Comment 1: With respect to the Annual Fund Operating Expenses table, please confirm supplementally whether the fee waiver applies to Borrowing Expense on Securities Sold Short.

RESPONSE:

Supplementally, the Fund confirms that the fee waiver does not apply to Borrowing Expense on Securities Sold Short.  The fee waiver only applies to operating expenses.

Staff Comment 2: Under the Example, please remove the sentence before the expense table regarding contract-level expense, as such language is redundant.  Please ensure that the fee waiver is only reflected in the example for the term of the waiver.  Please remove the footnote to the expense table as it is not permitted or required by the Form.

RESPONSE:

The Fund will remove the sentence “This example does not reflect fees and expenses incurred under Contracts; if they were reflected, the figures in this example would be higher.”

The Fund confirms that the fee waiver is only reflected in the example for the term of the waiver (i.e., through year four).

The Fund will remove the footnote “Excludes effect of fee waiver in years five, six, seven, eight, nine and ten.”

Staff Comment 3: Under Portfolio Turnover, if the portfolio can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts.

RESPONSE:

The Fund will remove the sentence “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.”

Staff Comment 4:  Under Principal Risk, please include all the principal risks of investing in the Fund, i.e., equity securities risk, non-diversification, high portfolio turnover risk, distressed situations, etc.  Please also disclose at the beginning of the Principal Risk section that you could lose money by investing in the Fund.  If portfolio turnover risk is added as a principal risk, please also add it as a principal strategy in Items 4 and 9.  Please also confirm supplementally that short sales are not a principal risk or strategy.

Supplementally, the Fund notes that because merger arbitrage is an investment strategy that by its nature is not closely correlated with the market, the Fund’s only principal risk factor is that certain of the reorganizations in which it has invested have been renegotiated or terminated.  With rare exceptions, the Fund realizes a profit when a reorganization is completed.  The Fund notes that since its inception, virtually all of the risk of loss to the Fund has been due to the renegotiation or termination of pending transactions.

Please note that the foregoing language was included in response to a similar SEC comment for The Merger Fund (File No. 811-03445) with the result that The Merger Fund’s Prospectus includes only one principal risk.  The Fund is managed in a virtually identical fashion to The Merger Fund (save only for the disparity in size between the two funds).

The Fund will add a sentence under Principal Risk stating “You could lose money by investing in the Fund.”

Because the Fund will not add portfolio turnover risk as a principal risk, the Fund will not add portfolio turnover as a principal strategy in Items 4 and 9.

Supplementally, the Fund notes that short sales are not a principal risk.  Short selling is included under the Principal Investment Objectives and Policies section of the Fund’s prospectus.

Staff Comment 5: Under Annual Total Return, please remove the italicized language following the performance bar chart as such language is not permitted or required by the Form.  Please consider removing the after-tax performance and the associated narrative disclosure as it is of limited value to an owner of a variable contract.  (See General Instruction C(3)(d)(iii).)  Please note in the narrative preceding the performance table that the presentation does not reflect contract charges and would be lower if it did.

RESPONSE:

The Fund will remove the sentences “The Fund commenced operations on May 26, 2004.  Its non-annualized total return from inception through December 31, 2004 was 6.00%.”

The Fund will remove the Return After Taxes on Distributions and Return After Taxes on Distributions and Sale of Fund Shares line items and the entire paragraph following the performance table.

The Fund will add the following sentence to the paragraph preceding the performance table: “The above chart does not reflect fees and expenses incurred under Contracts; if they were reflected, the returns in this chart would be lower.”

Staff Comment 6: Under Purchase and Sale of Fund Shares, please move or remove the third and fourth sentences of this section, as they are not permitted or required by Item 6.

RESPONSE:

The Fund will remove these sentences from this section.

Prospectus – Principal Investment Objectives and Policies

Staff Comment 7: Under Portfolio Holdings, if applicable, please state that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s Web site.

RESPONSE:

Under Portfolio Holdings, the Fund already states “A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.”

Supplementally, the Fund notes that such description is not available on a Web site.

See also the response to Staff Comment 10 below.

Prospectus – Distribution, Purchase and Redemption Price

Staff Comment 8. Under Anti-Money Laundering Compliance, please confirm supplementally that this disclosure is relevant to insurance product funds.

RESPONSE:

Supplementally, we do not believe this disclosure is relevant to insurance product funds.  The Fund will remove this disclosure.

Prospectus – Back Cover

Staff Comment 9: On the back cover page of the Prospectus, please state whether the Fund makes available its SAI and annual and semi-annual reports free of charge on or through the Fund’s Web site at a specified internet address.  If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so, including, where applicable, that the Fund does not have an Internet Web site as per Item 1(b) of Form N-1A.

RESPONSE:

The Fund will add the following to the back cover of the Prospectus:

Because Fund shares are only offered through participating insurance companies, the Fund does not make its annual and semi-annual reports and SAI available on a website.

Statement of Additional Information

Staff Comment 10: Under Portfolio Holdings, for each person or entity that receives portfolio holdings disclosure, please disclose the frequency with which information about portfolio securities is disclosed and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as per Item 16(f)(2) of Form N-1A.

RESPONSE:

Because the Fund will comply with Instruction 3 to Item 16(f)(2) of Form N-1A, the Fund is not required to describe any ongoing arrangements to make available information about the Fund’s portfolio securities.  The Fund will add the following disclosure to its prospectus under Portfolio Holdings and its SAI under Portfolio Holdings:

The Fund generally makes available by the 18th of the month following the end of each quarter its ten largest equity holdings as of the end of the most recent calendar quarter, and the percentage of the Fund’s total assets that each of these holdings represents, at www.mergerfund.com/vl.html.  This information remains available until the next quarterly fact sheet is posted on the website.

Staff Comment 11: Under Portfolio Managers, please describe with specificity the criteria on which the bonus compensation is based, as per Item 20(b) of Form N-1A.

RESPONSE:

The Fund will revise the disclosure regarding compensation under Portfolio Managers in the SAI as follows:

Mr. Green, Mr. Shannon and Mr. Behren are compensated by the Adviser.

Mr. Green receives a share of the Adviser’s adjusted net income in the form of salary, bonus, as a dividend in his capacity as a stockholder of the Adviser, or in any combination thereof.  Mr. Green’s compensation varies from year to year based on a variety of factors.  Mr. Green’s compensation is not linked by formula to the absolute or relative performance of the Fund, the Fund’s net assets or to any other specific benchmark.  Because Mr. Green is the sole owner of the Adviser, his compensation is determined in large part by the Adviser’s overall profitability, an important component of which is the level of fee income earned by the Adviser.  Pursuant to investment advisory agreements between the Adviser and the Fund and between the Adviser and The Merger Fund VL, the Adviser is paid a fixed percentage of the net assets of each fund and, therefore, its fee income will vary as those assets increase or decrease due to investment performance and subscription and redemption activity.

Each of Messrs. Shannon and Behren has an employment agreement with the Adviser pursuant to which he receives a monthly draw against his profit participation share.  For each fiscal year of the Adviser, each of Messrs. Shannon and Behren are entitled to receive a profit participation share equal to a percentage of the Adviser’s adjusted net income for such fiscal year, which amount is calculated and paid net of the aggregate amount of the monthly draws paid during such fiscal year.  Each of Messrs. Shannon and Behren are entitled to receive phantom equity in the Adviser on certain terms and conditions.  The term of each employment agreement is through December 31, 2011, unless extended by the parties in writing or sooner terminated in accordance with the agreement.

Mr. Green, Mr. Shannon and Mr. Behren also receive compensation from their interests in an affiliated investment adviser which manages an investment trust and other non-registered investment accounts that engage in merger arbitrage.  For its services, the affiliated adviser receives both a management fee and a percentage of the profits, if any, generated by such accounts.

Staff Comment 12: Please be sure to revise the SAI to reflect the proxy disclosure enhancement updates to Form N-1A.

RESPONSE:

The Fund has already complied with this comment.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bonnie L. Smith
Bonnie L. Smith
Vice President, Secretary and Treasurer